VIA EDGAR

October 20, 2021

Securities and Exchange Commission

Division of Corporate Finance

Office of Trade and Services

Washington, D.C. 20549

Attn: Nicholas Lamparski

Re: Genius Group Limited

Registration Statement on Form F-1 Filed August 31, 2021

File No. 333-257700

Dear Mr. Lamparski,

Genius Group Limited (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to the letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on September 28, 2021, regarding the Registration Statement on Form F-1 filed with the Commission on August 31, 2021.

For the Staff’s convenience, we have repeated below the Staff’s comments in italics and have followed each comment with the Company’s response. Disclosure changes made in response to the Staff’s comments have been made in Amendment No. 2 (“Amendment No. 2”) to the Registration Statement on Form F-1, which is being filed with the Commission contemporaneously with the submission of this letter. Caption and page references herein correspond to those set forth in Amendment No. 2.

Please also note that as we are now in October 2021, which is over 9 months from our last audited financial statements dated December 31, 2020, we have included in Amendment No. 2 our 6 month financial statements and operating data as of June 30, 2021, and updated all relevant references to our financial statements and operating data throughout our submission accordingly. This includes adding the pro forma Profit and Loss for the Six Months Ended June 30, 2021 on page 58, updating the pro forma Balance Sheet to June 30, 2021 on pages 60 and 61, and updating footnotes to the pro forma financial statements commencing on page 61.

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Amendment No. 1 to Registration Statement on Form F-1 Filed August 31, 2021

Prospectus Summary

Overview

Our Company, page 5

1. We note that you include results and metrics here, and throughout the filing, for certain historical periods while not disclosing those same results and metrics for 2020. Please revise here, and throughout the filing, to discuss historical operating results for all periods presented in the financial statements including 2020 in your graphics and charts, as appropriate.

Response: We have reworded the following sections throughout Amendment No. 2 to provide a clear comparison of 2020 financial results and metrics with prior periods, together with the newly added financial results and metrics for the first six months of 2021:

●	The “Our Company” section on page 5.
●	The “A Brief History” section on page 8.
●	The “Results of Operations” section on pages 77 to 93.
●	The “Our Company” section on pages 94 to 103.

2. We reissue comment 4 in part. Please revise the disclosure to separately quantify the contribution of revenue of each of the Pre-IPO Group companies.

Response: We have amended the registration statement to separately quantify the contribution of revenue of each of the Pre-IPO Group companies based on revenue segment in the “Our Company” section on page 5 of Amendment No. 2, to the extent practical. For Entrepreneur Resorts we are able to separate the company’s revenue as it primarily makes up the campus revenue segment. Genius Group, GeniusU and Entrepreneurs Institute combine to make up the majority of the education revenue segment, and we are unable to meaningfully separate the revenues of each of these companies further due to intercompany eliminations to provide the net revenues for the group. For this reason, our financial statements of those companies have been prepared at the education segment level.

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3. We note your revised disclosure in response to comment 5, and reissue the comment in part. Please further explain how your entrepreneur curriculum, as defined on page 109, relates to the businesses of Education Angels, E-Square, and University of Antelope Valley. In particular, please tell us why a childcare program for 0-5 year-olds (Education Angels), a school with general education curriculum for pre-primary and secondary school programs (E-Square) and a university with a general education program (University of Antelope Valley) are actually specific entrepreneur education programs. To the extent that you are focused on acquisition of education programs in general, please state this specifically and clarify that these do not all relate to a particular strategic focus on entrepreneurial education.

Response: We have added additional detail throughout Amendment No. 2 to explain how we define our entrepreneur curriculum and why we chose the IPO Acquisitions including Education Angels, E-Square and the University of Antelope Valley based on their current courses, together with details of how we are combining these businesses and their courses within our curriculum. The rationale behind these acquisitions is that we anticipate that these companies will in fact contribute to our entrepreneur curriculum.

We have defined more clearly in Amendment No. 2 what we mean by “entrepreneur curriculum” in terms of methodology, content and student pathway in our submission, together with how each of these IPO Acquisitions relates to our curriculum based on this definition, and what our plans are with each IPO Acquisition to integrate their methodology, content and student pathway with our Genius Curriculum.

We have added these details in the following sections:

●	The “Our Company” section on page 5.
●	The “Business - Our History and Company Structure” section on page 98.
●	The “Business - Our Genius Curriculum” section on page 103.
●	The “Business - Our Four-Step Growth Model” section on page 124.
●	A new section titled “Business - Further Company Information” section on page 142, that provides further details on each IPO Acquisition company.

4. We note your response to comment 6 and reissue the comment in part. Please revise to explain, as you have in your response, what it means that your growth model is to acquire accredited schools, colleges and universities.

Response: We have reworded the “Our Company” section on page 5 to explain in more detail how our growth model is a combination of organic growth and acquisition. The wording we have provided is: “We plan to continue to grow through a combination of organic growth and acquisition. Our organic growth is a result of our attracting students to the courses on our Edtech platform, GeniusU, and attracting partners and faculty who market and deliver the courses. These courses include our own wholly-owned curriculum together with courses that our partners and faculty add to our curriculum. We also plan to continue acquiring education companies that have courses, faculty and communities that we believe provide a valuable addition to our Group, often with established third-party accreditations, and then integrating their courses into our Edtech platform and scaling the delivery of their courses through our global faculty and student community.”

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5. We note your revised disclosure in response to comment 8, and reissue the comment in part. With respect to the chart on page 9 under the heading "Our Revenue Growth," we note that the second column from the right does not appear to accurately portray the growth in your revenue from the IPO acquisitions in 2020. In this regard, the disclosure in the column suggests that the IPO Acquisitions contributed to $4.4 million of your growth in revenue in 2020. However, the disclosure throughout the rest of your filing suggests that $16.6 million of your revenue growth in 2020 was attributable to the IPO Acquisitions. Please also make clear that the revenue that is included is based on the pro forma presentation. In addition, please clarify here and elsewhere that you discuss the company's 2020 revenues that over 40% of your total pro forma revenue in 2020 is from University of Antelope Valley.

Response: We have corrected the referenced graph in Amendment No. 2 to show $16.6 million in revenue growth in 2020 attributable to the IPO Acquisitions, and we have updated the graph to show the revenue contribution of UAV and the other IPO Acquisitions in both dollars and percentages of total pro forma revenue. In addition, we have further clarified UAV and the other IPO Acquisitions’ percentage contribution to revenues in the following sections:

●	The “A Brief History” section on page 9.
●	The “Results of Operations” section in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” on page 81.

A Brief History, page 8

6. Refer to prior comments 10, 43, and 44. You confirmed that the combined revenues of $9.9 million and net loss of ($1.6) million for 2019 includes both Entrepreneurs Institute, acquired in August 2019, and Entrepreneur Resorts, acquired in July 2020. Both companies were under common control, and as a result, you indicate that you are required to present the consolidated audited financial statements of the Pre-IPO Group including Entrepreneurs Institute and Entrepreneur Resorts in your registration statement for both 2019 and 2020. On page F-9 in Note 2 to the Consolidated Financial Statements you disclose that you account for business combinations using the acquisition method of accounting in accordance with IFRS 3, you have elected to do so for common control business combinations, and this accounting policy is applied consistently to similar transactions. Please tell us how your accounting treatment complies with paragraph 7 of IFRS 3, which states that the date on which the acquirer obtains control of the acquiree is generally the date on which the acquirer legally transfers the consideration, acquires the assets and assumes the liabilities of the acquiree, which is the closing date. In this regard, please tell us your consideration for reassessing your accounting and providing the disclosures required by B64(q) of IFRS 3 for your acquisition transactions during 2019 and 2020.

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In addition, since you have elected to account for common control business combinations using the acquisition method of accounting, please tell us how your recognition of Entrepreneur Resorts’ shareholders equity immediately prior to the acquisition complies with paragraph 10 of IFRS 3, which states that the acquirer should recognize, separately from goodwill, the identifiable assets acquired, the liabilities assumed and any non-controlling interest in the acquiree.

Response: Currently there are no IFRS Standards relating to common control business combinations, and therefore the Company consulted IAS 8 Accounting Policies, Changes in Accounting Estimate and Errors, as well as the IFRS Foundation November 2019 publication titled Guide to Selecting and Applying Accounting Policies – IAS 8 (the “Guide”).

The Guide states as follows:

•         “IAS 8 specifies that, in the absence of an IFRS Standard that specifically applies to a transaction, other event or condition, preparers use judgement in developing and applying an accounting policy that results in relevant and reliable information. IAS 8 goes on to specify that in making that judgement, preparers refer to and consider the applicability of, in descending order:

(a)      the requirements in IFRS Standards dealing with similar and related issues; and

(b)      the definitions, recognition criteria and measurement concepts for assets, liabilities income and expenses in the Conceptual Framework.”

•         “In developing an accounting policy with reference to the requirements in IFRS Standards dealing with similar and related issues, preparers need to use their judgement in applying all aspects of the Standard that are applicable to an issue. Such aspects could include disclosure requirements. In other words:

(a)      it might be appropriate to apply only some requirements in an IFRS Standard dealing with similar and related issues if other requirements in that Standard also relate to the transaction for which a policy is being developed; but

(b)     it might not be necessary to apply all the requirements of the Standard.”

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The Company’s understanding is that many companies currently issuing financial statements pursuant to IFRS Standards adopt accounting policies for common control business combinations with variants of the following approaches:

•         assets and liabilities recorded at their historical carrying values and inclusion of the acquired common control company in the combined financials, as if the business combination had taken place at the beginning of the earliest comparative period presented (commonly referred to as the predecessor value or book-value method); or:

•         assets and liabilities recorded at their fair values and inclusion of the acquired common control company in the combined financials beginning with the acquisition date (commonly referred to as the acquisition method).

The Company determined that the most “relevant and reliable” presentation for a potential investor in its proposed IPO was to use a hybrid approach and include the results of all acquired common control entities from the beginning of the earliest accounting period presented, but to also revalue the assets and liabilities to their fair value as of the acquisition date.

•         The Company believes that including the results of all acquired common control entities during all periods presented is important as follows:

(a)      as common control entities, they were managed in a manner that was designed to exploit the synergies of the common control entities, resulting in significant intercompany transactions; and

(b)      excluding the operating results of the common control entities would not reflect the economics of the transaction to a potential IPO investor.

•         The Company believes that revaluing the assets and liabilities of acquired common control entities as of the acquisition date is also important as follows:

-         due to the existence of disparate non-controlling acquiror and acquiree shareholders, the common control acquisition had economic substance and therefore it is important to be transparent about the fair values ascribed to the assets and liabilities on the acquisition date so that a potential IPO investor can properly evaluate the economics of the transaction.

Based on the Staff’s comments, we have realized that our accounting policy disclosure was not as clear as it could be in this regard, including our disclosure that we adopted the acquisition method of accounting in accordance with IFRS 3. Therefore, we have changed the disclosure in Amendment No. 2 to refer to using a “modified acquisition method”, and to state that the Company’s policy is to present the financial statements for the pre-acquisition period to include the results of the common control entity, as if the acquisition had taken place at the beginning of the earliest period presented. The registration statement is amended accordingly on pages F-9 and F-10.

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The disclosure provided in Note 4 to the financial statements as required by B64(q) of IFRS 3, in response to the comment letter received from the Staff on August 5, 2021, was for a non-common control acquisition (Matla Game Lodge). Other disclosure changes in Note 4 from page F-22 were to clarify the accounting treatment of common control acquisitions, similar to the clarifications to the accounting policy note referenced above.

The Company is aware that the IASB noted diversity in practice in reporting business combinations under common control and, as a result, has issued a discussion paper titled Business Combinations under Common Control, and the comment period expired. on September 1, 2021.The Company will adopt any new IFRS Standard that emerges from that initiative prospectively, when and if such new Standard is issued by the IASB.

Non-IFRS Financial Measures--Adjusted EBITDA

Genius Group Operating Data (GeniusU Ltd), page 24

7. We note your response to comment 15, and that you have experienced a conversion rate of 1% to 1.5% of free students becoming paid students each year. Please revise to include the conversion rate from free to paid students in this section, or tell us why you do not identify such conversion rate as a key business metric. In addition, please revise to clarify how you calculated this conversion rate, including whether the conversion rate applies to free students becoming paid students under your GeniusU Ltd and Property Investors Network businesses, as well as any of your other businesses. In this regard, we note that you only appear to track number of free students under your GeniusU Ltd and Property Investors Network businesses based on the operating data disclosed on pages 24-25.

Response: To simplify the interpretation of Operating Data, we have amended the registration statement to combine the Operating Data table for the Pre-IPO Group and the IPO Acquisitions on page 23. In response to your comment, we have now included the student conversion rate from free students to paying students in this table.

We have also added an explanation of how we calculate our conversion rate from free students to paid students in the “Key Business Metrics and Non-IFRS Financial Measures” section on page 73, together with an explanation of why we have free students and track the conversion rate for GeniusU and Property Investors Network, why the other three IPO Acquisitions do not have free students or a conversion rate, and our plans to introduce free courses, free students and track the conversion rate in the future for the other three IPO Acquisitions.

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We have also provided more detail on our conversion rate and how this relates to our IPO Acquisitions and our growth plans in the “Our Conversion Model” section on page 121.

8. Please tell us why you separately present GeniusU Operating Data, but do not separately present operating data for any other business. Please also explain why you present certain operating data for GeniusU, such as Average Acquisition Cost per Student, Net Loss, and Adjusted EBITDA margin, but do not present it for any of the other businesses within the education segment. Please also disclose whether the method for calculating the operating data is the same for all businesses. To the extent it varies, please highlight this fact so that investors understand whether the data is comparable across businesses.

Response: We have amended the registration statement to ensure consistency of the Operating Data across all the education companies. We have removed the separate GeniusU Operating Data table and replaced it with one table that includes the same Operating Data for each education company on page 23.

The method for calculating the operating data is the same for all businesses. We have added further detail as to how we calculate and utilize the operating data in the “Key Business Metrics and Non-IFRS Financial Measures” section on page 73.

Risks Related to Our Business and Industry

“The COVID-19 pandemic has significantly negatively impacted segments of . . .”, page 32

9. In light of the time that has passed since the initial outbreak of the novel coronavirus (COVID-19) pandemic in December 2019, please revise this risk factor to specifically discuss the impact that the COVID-19 pandemic has had on your business to date, rather than presenting such risks as hypothetical. In this regard, please revise to clarify that COVID-19 has impacted you in 2020, if true, and disclose any material effects of COVID-19 on your business, financial condition and results of operations. For instance, we note your disclosure elsewhere in the filing indicating that COVID-19 restrictions contributed to the 55% decrease in your campus revenue from $4.4 million in 2019 to $2 million in 2020, as well as to the 11% increase in your digital education revenue from $4.8 million in 2019 to $5.3 million in 2020. Also, discuss what management expects the pandemic’s future impact will be (considering, for example, the prevalence of COVID-19 vaccines), how management is responding to evolving events, and how it is planning for COVID-19-related uncertainties. Please make conforming changes to your Management’s Discussion and Analysis of Financial Condition and Results of Operations section. For guidance, consider the Division of Corporation Finance’s Disclosure Guidance: Topic Nos. 9 and 9A, available on our public website.

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Response: We have amended the registration statement to specifically discuss the impact that the COVID-19 pandemic has had on our business to date, together with how we are responding to current events and planning for future uncertainties in the following sections:

●	The “Risks Related to Our Business and Industry” – “The COVID-19 pandemic …” in the Risk Factor section on page 34.
●	A new “The Impact of the COVID-19 Pandemic on Operations” section in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” – “Overview” on page 71.
●	The “Business Impact of the COVID-19 Pandemic” section on page 91.

Capitalization, page 50

10. The amounts of your cash and cash equivalents, shareholders' equity and total shareholders' equity in the pro forma column of your capitalization table do not agree to the amounts in your pro forma balance sheet on pages 57 and 58. Please reconcile and revise these disclosures.

Response: The totals for these items in the Pro Forma column of the table in the Capitalization section differ to the respective Combined Totals in the pro forma balance sheet due to inclusion in the pro forma balance sheet of the effect of the sale of ordinary shares in this offering. The effect of the sale is included in the pro forma balance sheet because the IPO Acquisitions are contingent on, and are anticipated to be consummated in conjunction with, the closing of the offering.

When the number of ordinary shares and pricing of the shares in this offering are determined, then the Pro Forma as Adjusted column in the Capitalization section will also be completed, and the totals will match the Combined Totals (as may be updated) in the pro forma balance sheet.

The respective amounts are reconciled as follows.

•	Cash and cash equivalents

o	as per Capitalization table - $3,011,301
o	add: net cash proceeds from the offering - $11,032,598 (footnote 4 to the pro forma balance sheet)
o	equals: as per pro forma balance sheet - $14,043,899

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•	Shareholders’ equity

o	as per Capitalization table - $51,722,567

▪	on the pro forma balance sheet, for Genius Group:-

•	Contributed capital $50,751, plus
•	Minority Interest $2,872, less
•	Subscriptions receivable $(1,901)

o	add: University of Antelope Valley contributed capital - $710,000
o	add: Total Adjustment Share Capital - $47,093,585 (footnote 8 to the pro forma balance sheet
o	equals: as per pro forma balance sheet - $99,526,152

▪	being:-

•	Contributed capital $98,555, plus
•	Minority Interest $2,872, less
•	Subscriptions receivable $(1,901)

•	Total shareholders’ equity

o	as per Capitalization table - $42,187,475
o	add: University of Antelope Valley - $3,864,351
o	add: Property Investors Network - $4,172,043
o	less: Education Angels - $(148,104)
o	add: E-Square - $182,965
o	add: Adjustments – net effect of the IPO Acquisitions and the offering - $39,733,359
o	equals: as per pro forma balance sheet - $89,991,089

We have amended the registration statement to add wording to clarify the reason for the difference between the totals in the Pro Forma column of the table in the Capitalization section and the respective Combined Totals in the pro forma balance sheet, in the following sections:

•	Capitalization – in the second dot point on page 52, and at the end of the section on page 53.
•	Immediately following the pro forma balance sheet on page 61.

Please note the pro forma balance sheet has now been shown as of June 30, 2021.

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Summary Combined Unaudited Pro Forma Financial Data for Genius Group (Including IPO Acquisitions)

Genius Group (Pre-IPO Group and IPO Acquisitions) Profit and Loss for the Year Ended December 31, 2020, page 56

11. We note the changes made to your pro forma statement of operations and footnote (9) in response to comment 21. Please explain why the weighted average shares used to compute both your historical and pro forma basic and diluted net loss per share for 2020 are the same when you issued 2,091,246 shares in connection with the IPO Acquisitions as disclosed in footnote (5). Please advise or revise as appropriate. Refer to the guidance in Rule 11-02(a)(9) of Regulation S-X.

Response: We have amended the registration statement to include the effect of shares issued for the IPO Acquisitions of 2,091,246 shares. The weighted average shares used to compute the historic and pro forma basic and diluted net loss per share is amended on the pro forma income statement on page 23 under summary income statement and page 58 under detailed income statement of Amendment No. 2.

Also, the footnote (5) is updated to reflect the increased number of shares by 2,091,246 shares for pro forma weighted average number of shares calculations.

Footnotes relating to the Financial Statements above, page 58

12. Reference is made to footnote (5). Please revise adjustment (5) to eliminate the $(517,319) adjustment for amortization of intangible assets. Since the pro forma balance sheet is being prepared assuming the acquisition was completed on December 31, 2020, no adjustment for amortization should be included in the pro forma balance sheet adjustments.

Response: The registration statement has been amended to exclude the effect of adjustment for amortization of Intangible Assets under the footnote (5) and the effect of the changes on the pro forma balance sheet on pages 60 and 61. The pro forma is prepared and presented assuming the acquisition was completed on June 30, 2021, and the amortization on Intangible Assets are updated in the financial statements for the six-months ended June 30, 2021.

13. Reference is made to footnote (7). Please revise your adjustment for the deferred tax liability to eliminate the portion of the adjustment attributable to the income tax provision of $(108,567). Since the pro forma balance sheet assumes the acquisition was completed on December 31, 2020, no adjustment for the income tax provision should be included in the calculation of your pro forma balance sheet adjustments.

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Response: The registration statement has been amended to exclude the effect of adjustment for the deferred tax liability to eliminate the portion of adjustment attributed to the income tax provision of $108,567 on the pro forma balance sheet under the footnote (7) and the effect of the changes on the pro forma balance sheet on pages 60 and 61. The pro forma is prepared and presented with the assumption that the acquisition was completed on June 30, 2021 and the income tax provisions are updated in the six months ended June 30, 2021 financials.

14. Reference is made to footnote (8). Please revise to eliminate the retained earnings adjustment of $(408,752) as this appears to represent the net effect of the adjustments referenced in footnotes (5) and (7), which we have requested that you eliminate in our comments noted above.

Response: The registration statement has been amended to exclude the elimination of the retained earning adjustment of $408,752 on the pro forma balance sheet under the footnote (8) and the effect of the changes on the pro forma balance sheet on pages 60 and 65. The pro forma is prepared and presented assuming the acquisition was completed on June 30, 2021, and the profit and loss adjustments are updated in the six months ended June 30, 2021, financials.

Management's Discussion and Analysis of Financial Condition and Results of Operations Overview, page 66

15. We note your amended disclosure in response to comment 24, and that you saw a "marked increase in the amount of activity on GeniusU" during the pandemic. Please revise your to disclosure to elaborate on this "marked increase" and quantify the impact. Please also discuss the effects of the pandemic on the other businesses aside from GeniusU and discuss whether you expect it to continue in future periods.

Response: We have substantially reworded the Management’s Discussion and Analysis section in Amendment No. 2 to take into consideration the addition of the financial results and operating data for the six months ended June 30, 2021, and we have added a detailed discussion of the effect of the pandemic on all of the group businesses, together with our forward expectations and plans in the “The Impact of the COVID-19 Pandemic on Operations” section on page 91.

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Key Business Metrics and Non-IFRS Financial Measures

Key Business Metrics, page 67

16. We note your amended disclosure in response to comment 25, and reissue the comment in part. Please amend to quantify the metrics discussed in this section and discuss each metric's applicability to each of the eight companies within your group, as the disclosure appears to relate only to GeniusU. In doing so, please also discuss the specific reasons why each individual metric provides meaningful information to investors, given the fact that each company within your group appears to contribute to your revenue and generates revenue in different ways.

Response: We have amended the registration statement to clarify our Operating Data and how it applies to our companies in the following two ways:

●	We have clarified that the metrics apply to both the Pre-IPO Group and the IPO Acquisitions under the “Key Business Metrics” sections on pages 25 and 73.

●	We have discussed the specific reasons why each individual metric provides meaningful information to investors, under the “Key Business Metrics” section on pages 73 to 76.

17. We note that you provide operating data for Entrepreneur Resorts under your education segment in the operating data on page 25, including number of students, number of paying students, number of partners, education revenue, revenue from new paying students, new paying students, and total paying students. We also note your disclosure indicates that groups attend events and courses at your Entrepreneur Resorts venues that take place on GeniusU. Please clarify whether GeniusU or Entrepreneur Resorts generates revenue specifically from the fees paid to attend events and courses, not including payment for food and accommodations. Based on the fact that groups attend GeniusU events and courses at the Entrepreneur Resorts, please also clarify whether any of the abovementioned metrics are counted twice in the operating data under the education segment on page 25 (i.e., accounted for under both Entrepreneur Resorts and GeniusU). Further, revise to discuss how Entrepreneur Resorts generates revenue under your education segment and how certain of the operating data relating to the number of students is relevant to Entrepreneur Resorts.

Response: When GeniusU hosts events or courses at Entrepreneur Resorts venues, GeniusU generates revenues from the fees paid by attendees. Entrepreneur Resorts also conducts its own events and courses, and this is reflected as $96,874 in education revenue from Entrepreneur Resorts on the operating data table on page 25. We have reviewed the operating data on page 25 and identified an unintended double-counting of revenue in the amount of $96,874. Accordingly, we have amended the registration statement as follows:

●	Reduction of Education Revenue by $96,874 in the GeniusU and Total columns in the table on page 25.

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●	Adding a paragraph to explain how Entrepreneur Resorts generates revenue under our education segment and how certain of the operating data relating to the number of students is relevant to Entrepreneur Resorts, after the table on page 26. This paragraph states: “Entrepreneur Resorts earns revenue from course fees for education programs, both online and in-person, and the metrics shown above under Entrepreneur Resorts relate specifically to these programs. In particular, the measures of revenue and number of students are used to assess the outcomes of activity conducted by Entrepreneur Resorts relating to the Education segment, including the impact of reduced numbers of in-person programs taking place at its venues in 2020 and 2021 as a result of the COVID-19 pandemic. Entrepreneur Resorts also earns revenue from accommodation, food and beverage when students attend in- person programs, which is included under the Campus segment below.”

Contractual Obligations, page 77

18. We note your response to comment 30, which suggests that you have added the novation agreement for Genius Central Singapore Pte Ltd as an exhibit to the registration statement. However, we were unable to locate any such agreement. Please advise/revise.

Response: The novation rental agreement for Genius Central Singapore Pte Ltd has now been included as Exhibit 10.16 in Amendment No. 2.

Business, page 82

19. We partially reissue comment 36, as your disclosure in this section continues to focus primarily on the business of GeniusU. As requested in prior comment 36, please revise this section to include a comprehensive description of the business and operations of each of the companies that will be part of the Genius Group, including all of the IPO Acquisitions. For instance, in your "Our Curriculum" subsection on page 104, please revise to provide a comprehensive summary of your entire education curriculum and combined products to be offered by all of your companies in both the Pre-IPO Group and IPO Acquisitions. Please ensure it is clear which business is offering which programs, as your current disclosure references general programs like microcamps, but it's unclear if this relates to any business outside of GeniusU. In addition, revise to include a description of all material intellectual property related not only to the Pre-IPO Group companies, but also the IPO Acquisitions. Please make confirming changes throughout this entire section of your registration statement.

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Response: We have added in Amendment No. 2 further details of each Genius Group company, and provided a comprehensive description of the business and operations of each of the companies in Genius Group, including all the IPO Acquisitions, in the following sections:

●	The “Our Company” section on page 5.
●	The “Business - Our History and Company Structure” section on page 98.
●	The “Business - Our Genius Curriculum” section on page 103.
●	The “Business - Further Company Information” on page 142.

The “Our Genius Curriculum” subsection on page 103 has been revised to provide a comprehensive summary of our full education curriculum offered by the Pre-IPO Group and IPO Acquisitions, with both our 2021 product range and plans for our 2022 product range provided.

The “Our Intellectual Property” section on page 139 has also been updated to include a description of all material intellectual property related to both the Pre-IPO Group and the IPO Acquisitions.

Our Company, page 83

20. We note your amended disclosures in response to comment 34, and reissue the comment in part. Please amend your disclosure to explain why you have analogized your growth plan to the fifteen-year plan set by the United Nations to achieve the 17 United Nations Sustainable Development Goals. It is unclear how this relates to your business given that these development goals address things like hunger, poverty, clean water and sanitation, and clean energy. In the alternative, please remove references to the United Nations Sustainable Development Goals. We also note your disclosure that you intend to integrate your education tools into existing education systems, and ultimately intend to have a full curriculum accredited and receiving funding from multiple government bodies. Given that your company contains a number of businesses relating from childcare to for-profit university education, it is unclear how your current businesses fit into your long-term goals, if at all. Please clearly explain how your goals are supported by your current businesses, or please remove this disclosure. To the extent you keep this disclosure, please indicate whether you have made any progress toward the goals you list in this section. If the goals are aspirational only, please state this clearly.

Response: We have removed all reference to the United Nations and the United Nations Sustainable Development Goals from the registration statement.

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We have provided more detail on our progress in working with schools and our plans to integrate our education tools in existing education systems, specifically with the IPO Acquisitions that are currently accredited by government bodies in the “Business - Our Genius Curriculum” section on page 103.

We have also stated that our long-term goals of creating a full accredited curriculum is aspirational in the following sections:

●	The “Our Company” summary on page 5.
●	The “Our Company - Our Genius Curriculum” on page 103.
●	The “Our Company - Our Strategy” section on page 134.

Our History and Corporate Structure, page 89

21. We note your disclosure here and on page 100 indicates that you intend to integrate and digitize Education Angels' business on to your GeniusU platform to provide your global community of students and partners access to Education Angels' business. Yet, your disclosure indicates that Education Angels generates revenue from parents of young children from 0-5 years old paying for an Education Angels' trained educator to both educate and care for their child. To the extent that a significant portion of Education Angels' revenues are dependent upon the trained educator's care for the children, please enhance your disclosure to explain how you intend to integrate and digitize this element of Education Angels’ business onto your GeniusU platform.

Response: We have added details on how we intend to integrate Education Angels’ business into our GeniusU platform and our curriculum in the following sections:

●	The “Our Company - Our Genius Curriculum” on page 103.
●	The “Our Four-Step Growth Model” section on page 124.

Our Courses, Products and Services, page 93

22. You state that E-Square is being developed as a primary school campus model that you are licensing to global partners and city leaders, beginning with Southeast Asia, the U.K., and the U.S. Please clearly disclose the status of such development, the negotiations relating to any licenses, and when you anticipate that you will be ready to license this program. To the extent that you have not taken any steps toward licensing, please state this clearly.

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Response: We have added details in Amendment No. 2 on our plans to integrate E-Square’s courses and methodology into GeniusU and our Genius Curriculum in the “Our Company - Our Genius Curriculum” on page 103. We anticipate that it will be two years before we will launch additional school campuses, and we have removed this reference to school campus licenses from the registration statement.

Our Conversion Model, page 98

23. Reference is made to the measures you refer to on page 98 as "Marketing Cost per Student" and “24 Month Revenue per Student.” In this regard, we have the following comments related to these measures:

• Based on your disclosure on page 98, it appears that you are using free students to calculate the $0.76 marketing cost per student and $15.46 revenue per student within 24 months. Please revise to clarify whether you include the number of free students in these calculations, and if so, why.

• Please revise to clarify whether your calculations of "Marketing Cost per Student" and “24 Month Revenue per Student” include revenue derived from all of the IPO Acquisitions that contribute to your education revenue segment and GeniusU Ltd, or only education revenue derived from GeniusU Ltd.

• We note that the graphic on page 98 depicting your student pathway indicates that 1,326 “[s]tudents pay for courses, camps, mentoring and memberships.”

Yet according to the narrative disclosure provided on page 98, only one percent of these 1,326 students convert to paying students that pay for courses, camps, mentoring and memberships. Please advise or revise your disclosure accordingly.

• Given these measures appear to be distinguishable from the metrics average acquisition cost per new paying student and average annual revenue per new paying student referred to on pages 24-25 and 68, please tell us why you have not included "Marketing Cost per Student" and "24 Month Revenue per Student" in the operating data presented on pages 24-25 and in your discussion of "Key Business Metrics" starting on page 67.

Response: With regards to the four points listed in the Staff’s comments, we have made the following four respective amendments to the registration statement:

●	We have added in the “Our Conversion Model” section on page 121 an explanation of why we track the marketing cost per free student and revenue per free student.

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●	We have clarified in the same section that these calculations related specifically to GeniusU, and why we will also be calculating these metrics for our IPO Acquisitions following the completion of the acquisitions.
●	We have amended the graphic on page 123 to provide the correct details and we have added additional explanation and graphics in the “Our Conversion Model” section on page 121 on our tracking rationale.
●	We have also added an explanation in this section on why the “Marketing Cost per Student” and “24 Month Revenue per Student” do not appear in the Operating Data table or “Key Business Metrics” sections of Amendment No. 2.

24. Please revise your disclosure to clarify how you calculate the "Lifetime Value" of your students and partners. For instance, it is unclear how you calculate the annual average revenue by three years. If you are using overall revenue for the entire Pre-IPO Group and IPO Acquisitions to calculate the annual average revenue, please tell us why you believe this is appropriate given that, for example, Entrepreneur Resorts does not appear to have students and E-Square does not appear to have any partners. In addition, please disclose why you believe it is appropriate to use three years to estimate the "Lifetime Value" of your students and partners. Further, please revise to clarify whether you are referring only to paying students and partners in your calculation of Lifetime Value of your students and partners, or if this calculation also includes free students and non-paying partners. To the extent these calculations include free students and non-paying partners, please tell us why you believe this is appropriate.

Response: We believe that Lifetime Value will be an important future metric for our business, as we believe that students may pay more in the long term to an education business that provides a lifelong learning experience than to an institution in which the available number of years of study are limited. However, we acknowledge that it is still too premature for us to be able to measure Lifetime Value effectively given our limited history, and the three-year estimate is an estimate which we cannot yet validate.

Therefore, we have added a paragraph in the “Our Conversion Model” section on page 121 in which we have explained our aspiration of measuring Lifetime Value in the future, and how Lifetime Value is relevant to Entrepreneur Resorts, E-Square and the other companies. We also explain in this section how we see Lifetime Value relating to free students, paying students and partners. In the meantime, we have deleted the wording related to the three-year estimate of Lifetime Value in this section.

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Our Strategy

Partnership Strategy, page 108

25. Based on your operating data on page 25, we note that all of the companies within your group appear to utilize partners, except for E-Square. However, it appears that this section only discusses your partnership strategy as it relates to GeniusU Ltd. Please revise your disclosure to discuss your partnership strategy as its relates to all of the companies within your group, including the IPO Acquisitions. As a related matter, we note that the graphic under the heading “Our Growth Model” on page 100 references global sponsors, country partners, city leaders, event partners, mentors and faculty, genius partners, and product partners. In an appropriate place in your filing, please revise to discuss how each of these entities fits into each company within your group, including the IPO Acquisitions.

Further, to the extent any such entities would be relevant to your discussion in this section, please revise your disclosure accordingly.

Response: As our partnership types for both GeniusU Ltd and our other companies relate directly to the certifications that our partners take within our curriculum, we have added details on all partnership types in the “Our Genius Curriculum” section on page 103.

We have also provided more details on our partnership strategy for each company in the “Our Four-Step Growth Model” section on page 124.

We have amended the “Partnership Strategy” section on page 135 accordingly to include an explanation of our partnership strategy as it relates to the companies within the group, including the IPO Acquisitions.

Related Party Transactions, page 127

26. We note your amended disclosure in response to comment 40, and reissue the comment in part. Please revise your disclosure on the top of page 127 to indicate that the related party transactions set forth below occurred during the past three fiscal years up to the date of the prospectus.

Response: We have amended the registration statement to reflect that the “Related Party Transactions” section on page 166 relates to the past three fiscal years up to the date of the prospectus.

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Genius Group Limited and Subsidiaries Consolidated Financial Statements

Consolidated Statements of Operations and Comprehensive Income, page F-5

27. Please revise to disclose basic and diluted earnings (loss) per share from continuing operations for all periods presented on the face of your consolidated statements of operations and comprehensive income as required by paragraph 66 of IAS 33. Also, the notes to the consolidated financial statements should be revised to include the disclosures outlined in paragraph 70 of IAS 33, as applicable.

Response: We have amended the registration statement to disclose basic and diluted earnings (loss) per share information as required by paragraphs 66 and 70 of IAS 33 on the following pages of the consolidated financial statements:

●	Page F-5.

●	Page F-40 (new Note 28).

Exhibits

28. Reference is made to Exhibit 23.5. The consent of Lightheart, Sanders and Associates is currently stale as it is older than 30 days. Please revise to include a currently dated consent of this independent accounting firm.

Response: We have obtained an updated consent of Lightheart, Sanders and Associates dated September 30, 2021. This is now the new Exhibit 23.2 in Amendment No. 2, which has replaced the previous outdated version.

General

29. We note your response to comment 50, and that you have removed the statement on your website indicating that you had over $29 million in revenue in 2019. However, your website continues to state that you had over $29 million in revenue in 2019. Please advise or revise accordingly.

Response: We apologize to the Staff for our oversight. We had updated the website to reflect the changes and removed the mention of $29 million from the Investor Page, however, the Company inadvertently overlooked that this information was also mentioned elsewhere on the website. We have now completed a full review of the website and confirm that there is no further information referring to Company revenues.

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30. Your disclosure throughout the registration statement continues to focus primarily on GeniusU. For example, the Prospectus Overview begins with a discussion of the number of students in GeniusU, the MD&A Overview addresses only GeniusU, and the Business section places significant focus on GeniusU including its particular curriculum, courses, products, and EdTech platform. It is unclear why you are focusing primarily on GeniusU given that GeniusU is only one of four businesses that are part of Genius Group Ltd, and that in the post-IPO company Genius U will be one of eight separate businesses with various business plans. In particular, we note that over 40% of your pro forma revenue for 2020 was from University of Antelope Valley, which suggests that your revenue going forward will come disproportionately from the university, but your disclosure about the university is minimal. Please substantially revise your prospectus throughout to present a comprehensive and balanced picture of the post-IPO company. In addition, we note throughout that you discuss disrupting the education industry and that your "entrepreneur education system" is present in all of the businesses that will be part of the post-IPO company. However, given the significant differences in each of the businesses, such as childcare for ages 0-5 in New Zealand, a small private school in South Africa with 500 students, and a small university in California, it is unclear how these businesses are related and why they would be part of one "entrepreneur education system" given the differences in focus and geography. To the extent that the company's focus is acquiring various private educational schools or facilities, but not integrating them into one system, please clearly state this fact and remove the disclosure suggesting that these companies are related or all use the same curriculum. Further, if the entrepreneurial education system relates only to GeniusU, please also make this clear. We have issued some related comments in our comment letter, but please note these comments are not exclusive and you should revise the registration statement thoroughly to present a balanced picture of the post-IPO company.

Response: We note the Staff’s comments and we have substantially revised our disclosures throughout the registration statement to present what we believe is now a more comprehensive and balanced picture of the post-IPO company. We have explained in far greater detail the methodology and content of our entrepreneur education system, how it relates to the IPO Acquisitions, the rationale behind these acquisitions and how we plan to integrate the companies post-IPO. Please refer to our responses to the following related comments:

●	Our response to Comment 3, where we have added additional detail throughout the filing to explain how we define our entrepreneur curriculum and why we chose the IPO Acquisitions.
●	Our response to Comment 19, where we have added further details of each Genius Group company and provided a comprehensive description of the business and operations of each of the companies in Genius Group, including all of the IPO Acquisitions.
●	Our response to Comment 25, where we have provided details on our partnership strategy for each company within the group, including the IPO Acquisitions.

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31. The Stock Purchase Agreement for University of Antelope Valley filed as Exhibit 2.4 indicates in Section 7.7 that you shall have completed the IPO or secured an equity investor to fund the closing consideration by September 30, 2021, otherwise the University is entitled to terminate the agreement according to Section 9.1(b). Please disclose whether you have further amended the Stock Purchase Agreement to extend this date or have otherwise amended the agreement, and file such agreement as an exhibit. Please also tell us whether the consideration amount has changed given that you have not completed the IPO, as contemplated by Section 1.4(b)(1)(b). Please revise your disclosure in the registration statement to disclose the material terms of the Stock Purchase Agreement, such as calculation of the Bonus Closing Consideration, and indicate the consents that are required to complete the transaction, such as those discussed in Section 7.3, and whether you have received all such consents.

Response: The Stock Purchase Agreement for University of Antelope Valley has been amended to extend the deadline for the IPO closing date to November 30, 2021, and such amendment has been added as Exhibit 2.11.

We have also added a section on the Material Terms of the Stock Purchase Agreement for UAV in the “Further Company Information” section on page 142.

32. We note that each of your Share Purchase Agreements filed as exhibits 2.1, 2.2 and 2.3 are linked to a September 30, 2021 deadline for the IPO, and some of the agreements indicate that they will "terminate with immediate effect" if the IPO does not take place by this date. Please tell us the status of each of these agreements and file amendments, if any, as exhibits. Please also revise to disclose the material terms of each of these agreements in the registration statement.

Response: Each of the Share Purchase Agreements filed as Exhibits 2.1, 2.2 and 2.3 have been amended with both parties in each Agreement agreeing to a December 31, 2021, deadline for the IPO closing date, and such amendments have been added as Exhibit 2.8, 2.9 and 2.10, respectively.

We have also added a section on the Material Terms of the Share Purchase Agreements for each IPO Acquisition in the “Further Company Information” section on page 142.

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We thank the Staff for its review of the foregoing and Amendment No.2. If you have further comments, please feel free to contact our counsel, Benjamin S. Reichel, at breichel@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Roger James Hamilton

Roger James Hamilton, CEO

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